Dryden Global Total Return Fund, Inc.
For the fiscal period ended 10/31/07
File number 811-04661

                      Dryden Global Total Return Fund, Inc.

                        Supplement dated August 31, 2007
 to the Prospectus and Statement of Additional Information (SAI) dated March 30,
                                      2007

     _______________________________________________________________________

The Board of Directors of Dryden Global Total Return Fund, Inc. (the Fund) has approved changes to certain of the investment policies of the Fund. These changes are described below.

Derivatives

The Fund currently may invest in derivatives, including swaps, in varying amounts. This policy will change to permit the Fund to invest in all types of derivatives (including swaps) up to 25% of the Fund's net assets.

To reflect this change the "Derivatives" table appearing in the section of the Prospectus entitled "How the Fund Invests-Investment Risks" is revised by changing the amount of Fund assets that may be invested in derivatives (including swaps) to 25% of net Fund assets.

Short Sales

The Fund does not currently enter into short sales of securities. Effective as of August 31, 2007, the Fund may enter into short sales of securities.

To reflect this change, the section of the Prospectus entitled "How the Fund Invests-Other Investments & Strategies" is revised by including the following discussion pertaining to short sales:

     Short Sales. The Fund may make short sales of a security. This means that the Fund may sell a security that it does not own, which it may do, for example, when we think the value of the security will decline. The Fund generally borrows the security to deliver to the buyers in a short sale. The Fund must then replace the borrowed security by purchasing it at the market price at the time of replacement. Short sales involve costs and risk. The Fund must pay the lender any dividends or interest that accrues on the security it borrows, and the Fund will lose money if the price of the security increases between the time of the short sale and the date when the Fund replaces the borrowed security. The Fund may make short sales "against the box." In a short sale against the box, at the time of sale, the Fund owns or has the right to acquire the identical security at no additional cost. When selling short against the box, the Fund gives up the opportunity for capital appreciation in the security.

To further reflect this change, the following table discussing the risks and potential rewards of engaging in short sales is added to the section of the Prospectus entitled "How the Fund Invests-Investment Risks:"


     Short Sales (up to 25% of net assets)
     Risks                     Potential Rewards


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          May magnify                   May magnify
     underlying investment          underlying
     losses                         investment gains
          Share price
     volatility can magnify
     losses because
     underlying security must
     be replaced at a
     specific time.
          Investment costs
     may exceed potential
     underlying investment
     gains
          Short sales pose
     the risk of potentially
     unlimited loss
          Short sales
     "against the box" give
     up the opportunity for
     capital appreciation in
     the security. Short
     sales "against the box"
     are not subject to the
     25% of net assets
     limitation


To further reflect this change, Part I of the SAI is hereby revised by denoting short sales and short sales against-the-box as Fund investment strategies in the table entitled "Fund Investments and Strategies" appearing in the section of
Part I entitled "Fund Classification, Investment Objectives & Policies."

Borrowing and Leverage

The Fund currently may borrow up to 20% of the value of its total assets. The limit on borrowing will be increased to 33 1/3%.

To reflect this change, the section of the Prospectus entitled "How the Fund Invests-Other Investments and Strategies-Additional Strategies" is deleted, and the following new discussion is substituted:

     Additional Strategies . The Fund follows certain policies when it borrows money (the Fund can borrow up to 33 1/3% of the value of its total assets); purchases shares of affiliated mutual funds (the Fund may invest up to 25% of its total assets in shares of affiliated money market funds or open-ended short-term bond funds with a portfolio maturity of three years or less); and holds illiquid securities (the Fund may hold up to 15% of its net assets in illiquid securities, including securities with legal or contractual restrictions on resale, those without a readily available market and repurchase agreements with maturities longer than seven days). The Fund is " nondiversified ," meaning it can invest more than 5% of its assets in the securities of any one insurer.

     The Fund is subject to certain other investment restrictions that are fundamental policies, which means they cannot be changed without shareholder approval. For more information about these restrictions, see the SAI.

The Fund may borrow through forward rolls, dollar rolls or reverse repurchase agreements in the future, as circumstances warrant.

To reflect this change, the section of the Prospectus entitled "How the Fund Invests-Other Investments and Strategies" is revised by adding the following new discussion:

     Reverse Repurchase Agreements . The Fund may use reverse repurchase agreements, where the Fund sells a security with an obligation to repurchase it at an agreed-upon price and time. Reverse repurchase agreements that involve borrowing to take advantage of investment opportunities, a practice known as leverage , could magnify losses. If the Fund borrows money to purchase securities and those securities decline in value, then the value of the Fund's shares will decline faster than if the Fund were not

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     leveraged.  In  addition, interest costs and investment  fees  relating  to leverage may exceed potential investment gains.

     Dollar Rolls . The Fund may enter into dollar rolls in which the Fund sells securities to be delivered in the current month and repurchases substantially similar (same type and coupon) securities to be delivered on a specified future date by the same party. The Fund is paid the difference between the current sales price and the forward price for the future purchase as well as the interest earned on the cash proceeds of the initial sale.

To further reflect this change, Part II of the SAI is revised by deleting the last sentence of the section entitled "Borrowing and Leverage" and substituting the following new sentence:

     Certain funds may borrow through forward rolls, dollar rolls or reverse repurchase agreements.

Swap Agreements

The SAI currently provides in Part II, in the section entitled "Swap Agreements," that the Fund's net obligations in respect of all swap agreements is limited to 15% of net assets. As discussed above under "Derivatives," the Fund has adopted a uniform investment limitation of 25% of net Fund assets with respect to all derivatives, including swap agreements. Accordingly, to reflect this change, Part II of the SAI is revised by deleting the last sentence of the section entitled "Swap Agreements" and substituting the following new sentence:

     Unless otherwise noted, a Fund's net obligations in respect of all swap agreements (i.e., the aggregate net amount owned by the Fund) is limited to 15% of net Fund assets.








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